Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ending December 31,				Year Ending December 31,
	2006	2005	6/12/04-12/31/04	1/1/04-6/11/04	2003	2002
Fixed Charges:
Interest Expense				$15,582,000	$12,025,000	$20,168,000
Operating Rental Expense				363,558	784,000	937,000

Int. Exp plus 1/3 Op Rental Exp				$15,703,186	$12,286,333	$20,480,333
Earnings:
Income (Loss) before Income Taxes	$(12,406,000)	$(18,081,000)	$(5,341,000)	$15,192,000	$52,855,000	$40,334,000
Fixed Charges				15,703,186	12,286,333	20,480,333

Earnings				$30,895,186	$65,141,333	$60,814,333

Ratio of Earnings to Fixed Charges (1) (2)				1.97	5.30x	2.97x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes (benefit) plus fixed charges. Fixed charges consist of interest expense, deferred financing costs written off (included in merger related expenses) and one-third of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	For the period from June 12, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006 the ratio of earnings to fixed charges was less than zero because of net losses.